UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Grupo Financiero Galicia S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

399909100
(CUSIP Number)

August 2, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399909100

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Banco Santander, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Spain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON FI

Item 1(a). Name of Issuer:

Grupo Financiero Galicia S.A.

Item 1(b). Address of Issuer’s Principal Executive Offices:

Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Perón 456

C1038 AAJ-Buenos Aires, Argentina

Item 2(a). Name of Person Filing:

Banco Santander, S.A.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid), Spain

Item 2(c). Citizenship:

Spanish

Item 2(d). Title of Class of Securities:

Class B Ordinary Shares

Item 2(e). CUSIP Number:

399909100

Item 3. Filing Pursuant to Rule 240.13d-1(b) or 240.13.d-2(b) or (c).

Banco Santander, S.A., a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), is a financial institution registered with the Banco de España.

Item 4. Ownership.

This Amendment No. 1 to the Schedule 13G relating to the Class B Ordinary Shares of Grupo Financiero Galicia S.A. (“Grupo Galicia”) is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of Banco Santander, S.A. (“Banco Santander”) as an amendment to the Schedule 13G filed with the SEC on February 16, 2001.

Grupo Galicia's capital structure consists of Class A Ordinary Shares (“Class A Shares”) and Class B Ordinary Shares ("Class B Shares"). Class A Shares are entitled to 5 votes per share and Class B Shares are entitled to 1 vote per share. The Class B Shares are also evidenced by American Depositary Receipts (“ADR's”), with each ADR representing 10 Class B Shares. Banco Santander's holdings in Grupo Galicia has been through its ownership of ADR's.

Due to an increase of Grupo Galicia's share capital on January 2, 2008, the percentage of Class B Shares held by Banco Santander was reduced from 10.2% to 8.6%, equivalent to a reduction from 3.7% to 3.5% of the total voting rights outstanding or 7.6% to 6.7% of Grupo Galicia's outstanding share capital. Thereafter, through sales effected between July 15, 2010 and August 2, 2010 by Banco Santander’s subsidiary, Administración de Bancos Latinoamericanos Santander, S.L., Banco Santander further reduced its overall interest in Grupo Galicia to 0.0%.

(a) Amount of securities beneficially owned:

None

(b) Percent of class:

0.0%

(c) Number of shares as to which the person has:

(i)      Sole power to vote or to direct the vote:

0

(ii)     Shared power to vote or to direct the vote:

0

(iii)    Sole power to dispose or to direct the disposition of:

0

(iv)    Shared power to dispose or to direct the disposition of:

0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011

BANCO SANTANDER, S.A.

By:	/s/ José Manuel de Araluce
	Name:	José Manuel de Araluce
	Title:	Global Head of Compliance

Exhibit A

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Pursuant to the instructions in Item 7 of this Schedule 13G, the identity of the relevant subsidiary is: Administración de Bancos Latinoamericanos Santander, S.L., an indirect wholly owned subsidiary of Banco Santander, S.A.